SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  March, 2016 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives		Securities Characteristics (2)		Quantity		%
						Same Class and Type	Total
Shares		Common		6,560,277		0.0417	0.0417
ADR (*)		Common		1,271,100		0.0081	0.0081

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price R$	Volume (R$) (3)
Shares	Common	Direct with the Company	Exerc Options	23	44,975	0.64106	28,831.67
Shares	Common	Direct with the Company	Exerc Options	23	57,625	1.83284	105,617.41
Shares	Common	Direct with the Company	Exerc Options	23	82,350	2.03648	167,704.13
Shares	Common	Direct with the Company	Exerc Options	23	63,425	3.86096	244,881.39
Shares	Common	Direct with the Company	Subs Deferred Shares	28	104,960	1.35417	142,134.17
Shares	Common	Direct with the Company	Subs Deferred Shares	28	91,878	2.60301	239,159.04
Shares	Common	Direct with the Company	Subs Deferred Shares	28	726,739	1.97824	1,437,661.82
Shares	Common	Direct with the Company	Subs Deferred Shares	28	26,939	3.08471	83,098.91
Shares	Common	Direct with the Company	Subs Deferred Shares	28	33,542	3.07920	103,282.66
Shares	Common	Direct with the Company	Subs Deferred Shares	28	87,715	1.35470	118,827.77
Shares	Common	Direct with the Company	Subs Deferred Shares	28	20,683	1.35999	28,128.78
Shares	Common	Direct with the Company	Buy	30	225,754	18.25	4,120,081.05
			Total Buy		1,566,585		6,819,408.80

Shares	Common	Ágora Corretora	Sell	01	2,700	18.18	49,086.00
Shares	Common	Ágora Corretora	Sell	04	1,600	18.99	30,384.00
Shares	Common	Itaú Corretora	Sell	04	49,700	18.86	937,342.00
Shares	Common	Itaú Corretora	Sell	04	3,300	18.87	62,271.00
Shares	Common	Ágora Corretora	Sell	07	1,000	19.22	19,230.00
Shares	Common	Direct with the Company	Sell	23	28,793	19.00	547,067.00
Shares	Common	Direct with the Company	Sell	23	26,844	19.00	510,036.00
Shares	Common	Ágora Corretora	Sell	24	1,000	19.03	19,030.00
			Total Sell		114,937		2,174,446.00

Final Balance

Securities / Derivatives		Securities Characteristics (2)		Quantity		%
						Same Class and Type	Total
Shares		Common		8,011,925		0.0510	0.0510
ADR (*)		Common		1,271,100		0.0081	0.0081

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

(4)  Resignation and election concerning Management changes.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  March, 2016 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	25,820,111	0.1643	0.1643
ADR (*)	Common	16,258,039	0.1034	0.1034

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	UBS AG	Sell	09	100	5.0499	504.99
ADR (*)	Common	UBS AG	Sell	09	4,914,299	4.9912	24,528,042.64
ADR (*)	Common	UBS AG	Sell	10	1,680,651	5.0204	8,437,619.84
ADR (*)	Common	UBS AG	Sell	10	457,500	5.0204	2,296,854.66
ADR (*)	Common	UBS AG	Sell	10	177,525	5.0204	891,254.91
ADR (*)	Common	UBS AG	Sell	10	167,003	5.0204	841,442.03
ADR (*)	Common	UBS AG	Sell	10	516,721	5.0412	2,604,912.96
ADR (*)	Common	UBS AG	Sell	10	3,000,000	5.0646	15,193,792.11
ADR (*)	Common	UBS AG	Sell	11	395,029	5.0905	2,010,878.86
ADR (*)	Common	UBS AG	Sell	11	317,297	5.0099	1,589,623.25
ADR (*)	Common	UBS AG	Sell	14	2,114,870	4.9410	10,449,473.42
ADR (*)	Common	UBS AG	Sell	15	133,180	4.8814	650,111.16
ADR (*)	Common	UBS AG	Sell	16	100,000	4.7499	474,989.62
ADR (*)	Common	UBS AG	Sell	16	781,700	4.6499	3,634,825.59
ADR (*)	Common	UBS AG	Sell	16	168,300	4.6718	786,271.16
ADR (*)	Common	UBS AG	Sell	16	89,939	4.7699	429,001.19
ADR (*)	Common	UBS AG	Sell	16	100,000	4.6399	463,989.86
ADR (*)	Common	UBS AG	Sell	16	150,000	4.6401	696,014.34
ADR (*)	Common	UBS AG	Sell	16	100,000	4.6899	468,989.75
ADR (*)	Common	UBS AG	Sell	16	100,000	4.6999	469,989.73
ADR (*)	Common	UBS AG	Sell	16	200,000	4.7099	941,979.42
ADR (*)	Common	UBS AG	Sell	16	100,000	4.7299	472,989.67
Total Sell	15,764,714	78,333,551.16

ADR (*)	Common	Direct with the Company	Subs Deferred ADRs	28	63,004	0.94047	59,253.37
Total Buy	63,004	59,253.37
Shares	Common	Direct with the Company	Subs Deferred Shares	28	448,951	R$2.59885	R$1,166,754.89
Shares	Common	Direct with the Company	Buy	30	61,963	R$18.25	R$1,130,829.07
Total Buy	510,914	R$2,297,583.96

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	26,331,025	0.1675	0.1675
ADR (*)	Common	556,329	0.0035	0.0035

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In March, 2016 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer